ARC WIRELESS SOLUTIONS, INC.
10601 WEST 48TH AVENUE
WHEAT RIDGE, CO 80033

May 9, 2005

Mr. Larry Spirgel
Assistant Director

United States Securities and Exchange Commission
Mail Stop 0407

Washington, D.C. 20549

RE: ARC Wireless Solutions, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File no. 000-18122

Dear Mr. Spirgel:

Enclosed please find our responses to your comment letter dated April 26, 2005.

Comment 1 and Comment 2, Form 10-K, Item 9A. Controls and Procedures, as requested, our future filings will provide the disclosure required by Item 307 and Item 308(c) of Regulation S-K.

As of the end of the period covered by our 2004 10-K, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Act of 1934, as amended) and its internal controls and procedures for financial reporting.  This evaluation was done under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer.  In accord with SEC requirements, the Chief Executive Officer and Chief Financial Officer notes that, since the date of the evaluation to the date of this Annual Report, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.  Based upon the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company’s disclosure controls are effective to ensure that material information relating to the Company is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when the Company’s periodic reports are being prepared, and that the Company’s internal controls are effective to provide reasonable assurance that the Company’s financial statements are fairly presented in conformity with generally accepted accounting principles.

There have been no changes in the Company’s internal control over financial reporting for the fiscal year covered by our 2004 10-K that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

o	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional comments or questions please feel free to contact me at 303-439-8387.

/s/ Monty R. Lamirato

Monty R. Lamirato
Chief Financial Officer
ARC Wireless Solutions, Inc.